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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              Pierce Leahy Corp.
      ------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      ------------------------------------------------------------------
                        (Title of Class of Securities)

                                  720722 10 7
                       ---------------------------------
                                (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1  of 5  Pages
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CUSIP No. 720722 10 7             13G                        Page 2  of 5  Pages


1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mary E. Pierce

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [_]

                                                                (b) [_]

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH


        5  SOLE VOTING POWER                                                   0


        6  SHARED VOTING POWER                                                 0


        7  SOLE DISPOSITIVE POWER                                      1,396,953


        8  SHARED DISPOSITIVE POWER                                            0


9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        1,396,953


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                          8.5%


12 TYPE OF REPORTING PERSON*

   IN

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2  of 5  Pages
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                                 SCHEDULE 13G


ITEM 1.

1(A).  NAME OF ISSUER:  Pierce Leahy Corp.

1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          631 Park Avenue, King of Prussia, Pennsylvania 19406

ITEM 2.

2(A).  NAME OF PERSON FILING:  Mary E. Pierce

2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          c/o 631 Park Avenue, King of Prussia, Pennsylvania 19406

2(C).  CITIZENSHIP:  U.S.

2(D).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

2(E).  CUSIP NUMBER:  720722 10 7

ITEM 3.

          Not Applicable.

ITEM 4.   OWNERSHIP

          As of December 31, 1997, Mary E. Pierce beneficially owned (as calculated in accordance with Rule 13d-3) 1,396,953 shares of Common Stock, representing 8.5% of the Common Stock then outstanding. All of such shares are held in a Voting Trust pursuant to a Voting Trust Agreement dated June 24, 1997 (as amended or restated from time to time, the "Voting Trust"). The Voting Trustees under the Voting Trust have the right to vote the shares held in the Voting Trust. Accordingly, Ms. Pierce has no voting power (sole or shared) with respect to the shares beneficially owned by her.

          The beneficial owners of interests in the Voting Trust have the right to dispose of the shares as to which they have beneficial interests. Ms. Pierce has a direct beneficial interest in 1,396,953 shares of Common Stock, and as such, has sole power to dispose of such shares.


                              Page 3  of 5  pages
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ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not Applicable.

ITEM 10.  CERTIFICATION

          Not Applicable

                              Page 4  of 5  Pages
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                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 13, 1998
                                             ---------------------
                                                    Date

                                               /s/ Mary E. Pierce
                                              --------------------
                                                   Signature

                                                   Mary E. Pierce
                                             ---------------------
                                                   Name/Title


                             Page 5  of 5  Pages